SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
(present name of Telesp Celular Participações S.A.)
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held company with authorized capital

General and Special Meetings of Shareholders
Call Notice

The shareholders are hereby called to attend the General and Special Meetings of Shareholders of the Company to be held at 02:00 p.m. of April 12, 2006, at the head-office, on Av. Roque Petroni Junior, 1464 – térreo (Auditório), Morumbi, in the Capital of São Paulo State, in order to make resolutions on the following agenda:

General Meeting: (1) To review the Management Report; to examine, discuss and vote the financial statements for fiscal year ended December 31, 2005, of the Company as well as the companies merged into it on 02.22.2006: Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.; (2) To resolve on the appropriation of the income for the year and the distribution of dividends of the companies merged on 02/22/2006: Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A.; (3) To elect the members of the Board of Directors; (4) To elect the members of the Statutory Audit Committee, and (5) To set the annual overall compensation of the directors/officers and the individual compensation of the members of the Statutory Audit Committee.
Special Meeting: to resolve on the following proposals of the Board of Directors: (1) to amend the following articles of the Articles of Incorporation of the Company: (a) Art. 4: in order to increase the limit of the authorized capital up to 3,000,000,000 shares; (b) Art. 17: to insert the following duties of the Board of Directors: (i) to approve the internal bylaws of the Company and of its subsidiaries, defining their organizational structure, name, working place and detailing their respective duties, up to the level of non-statutory executive officers, as proposed by the Board of Executive Officers, with due regard to legal and statutory provisions; and (ii) to elect and dismiss, at any time, the members of the Board of Executive Officers, establishing their duties, with due regard to legal and statutory provisions; (c) Art. 20: to reduce to six (6) the number of Executive Offices, extinguishing the Vice-President Office for IT and Product and Services Engineering and the Vice-President Office for Customers, as well as to rename the Vice-President Office for Technology and Networks and the Vice-President Office for Compliance and Institutional Relations; (d) Art. 22: to insert the following duties to be performed by collegiate decision of the Board of Executive Officers: to resolve on the internal bylaws of the Company, with due regard to the limits provided for in these Articles of Incorporation, defining the organizational structure, name, working place and detailing the respective duties of the hierarchic levels beneath non-statutory executive officers; and (ii) to resolve on branches, agencies, offices, departments and representation offices, in any part of the domestic territory or abroad; (e) Art. 23: to update the specific duties of each of the members of the Board of Executive Officers; and (2) to restate the Articles of Incorporation of the Company.

GENERAL INSTRUCTIONS
(a)        The proxies for representation of shareholders of the Company at the Meeting must be filed at Av. Roque Petroni Júnior, 1464, 3º andar, lado B, Morumbi, in the Capital of São Paulo State, (Legal Department), on business days, Monday to Friday, from 09:00 a.m. to 06:00 p.m., until not later than 02:00 p.m. of April 10, 2006.
(b)        Those shareholders of the Company who are participants of the Registered Shares Fungible Custody System of the Stock Exchanges and wish to attend this Meeting will be required to present a statement of their corresponding shareholding in the Company, dated two (2) business days before the date of the Meeting.
(c)        The documents and proposals related to the matters of the agenda of the meetings called herein shall be available to the shareholders at the address informed on letter (a) above.
(d)        In accordance with Instruction CVM no. 165, dated 12/11/91, with the amendment introduced by article 1 of Instruction CVM no. 282, dated 06/26/98, the minimum shareholding required for requesting the adoption of the multiple vote system in the election of members of the Board of Directors is five per cent (5%).

São Paulo, February 23, 2006.

Fernando Xavier Ferreira
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2006

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.